

October 15, 2012

Via E-Mail
Mr. Shariff Rehman
Chief Financial Officer
3Power Energy Group, Inc.
PO Box 50006
Sh. Rashid Building
Sh. Zayed Road
Dubai, United Arab Emirates

   Re: 3Power Energy Group, Inc.
     Form 10-K for the fiscal year ended March 31, 2012
     Filed July 16, 2012
     File No. 333-103647

Dear Mr. Rehman:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2012

Item 9A. Controls and Procedures, page 22

1. Please amend your filing to include the conclusions required by Item 307 of Regulation S-K regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

2. Further to the above, we note your disclosure that you concluded that your internal control over financial reporting was not effective. We further note you refer to certain material

weaknesses, but we do not see where you have provided a clear description of the material weaknesses. Please amend the disclosure to clearly describe the material weaknesses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief